Delisting Determination,The Nasdaq Stock Market, LLC,
May 19, 2009, Cape Fear Bank Corporation. The Nasdaq Stock
Market, Inc. (the Exchange) has determined to remove from listing the common stock of Cape Fear Bank Corporation
(the Company), effective at the opening of the trading session on May 29, 2009. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rule
5250(c)(1). The Company was
notified of the Staffs determination on April 17, 2009.
The Company did not appeal the Staff determination to the Hearings Panel, and the Staff determination to delist the Company became final on April 28, 2009.